Arrow Cars International Inc.
Calle de Escritor Herrara Santaolala, No. 2
Churriana, Malaga, Spain 29140

December 19, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Tonya K. Aldave, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

     RE:   Arrow Cars International Inc.
           Registration Statement on Form S-1
           Filed October 26, 2012
           File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of November 16, 2012, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

GENERAL

1. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY, AND REVISE YOUR PROSPECTUS TO:
     *    STATE YOUR ELECTION UNDER SECTION 107(B)OF THE JOBS ACT:
          * IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR
          * IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 107(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

     IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

     Response:

     We have elected to opt in to the extended transition period for complying with new or revised accounting standards under Section 107(b)(1) of the JOBS ACT. In that regard, we have added the following disclosures to the cover of our prospectus, to our Summary of Our Offering, to our Risk Factors and to our Critical Accounting Policies in our M,D & A disclosures in our amended filing:

Insert to cover page:

     "We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act") and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Please refer to our discussions under "Summary of Our Offering" on page 2 and "Risk Factors" on page 7."

Insert to Summary of Our Offering on page 5:

     "EMERGING GROWTH COMPANY STATUS

     We are an "emerging growth company," as defined in the JOBS Act. For so long as we are an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

     Under the JOBS Act, we will remain an "emerging growth company" until the earliest of:

     * The last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
     * The last day of the fiscal year following the fifth anniversary of the completion of this offering;
     * The date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
     * The date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934 ("Echange Act"). We will qualify as a large accelerated filer as of the first day of the fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

     Section 107 of the JOBS Act provides that we may elect to utilize the extended transition period for complying with new or revised accounting standards and such election is irrevocable if made. As such, we have made the decision to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please refer to our discussion on page 7 under "Risk Factors" of the effect on our financial statements of such election."

Insert to Critical Accounting Policies on page 29:

     "We are an "emerging growth company," as defined in the JOBS Act. For so long as we are an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

     Under the JOBS Act, we will remain an "emerging growth company" until the earliest of:

     * The last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
     * The last day of the fiscal year following the fifth anniversary of the completion of this offering;
     * The date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
     * The date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934 ("Exchange Act"). We will qualify as a large accelerated filer as of the first day of the fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

     Section 107 of the JOBS Act provides that we may elect to utilize the extended transition period for complying with new or revised accounting standards and such election is irrevocable if made. As such, we have made the decision to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act."

2. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATION. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US

     WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY
     SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

     Response:

     We have not provided any "written communications," as defined in Rule 405 under the Securities Act to any potential investors. We have not had any research reports about us published nor have we distributed any research reports to any person.

3. IF ANY OF THE FOLLOWING ARRANGEMENTS ARE MATERIAL CONTRACTS WITHIN THE MEANING OF ITEM 106(B)(10) OF REGULATION S-K, PLEASE FILE THEM AS EXHIBITS TO YOUR REGISTRATION STATEMENT:

     * DEBT OBLIGATIONS OF APPROXIMATELY $900,000 AND THE RELATED LETTERS OF CREDIT, DISCUSSED ON PAGE 8:
     * VEHICLE FINANCE PROVIDED BY BANK INTER AND BANCO POPULAR AND CAR DEALERSHIP ARRANGEMENT WITH SAFA MOTOR THAT SUPPLIES THE MAJORITY OF YOUR FLEET IN SPAIN, DISCUSSED ON PAGE 18;
     *    PERSONAL GUARANTEE PROVIDED BY JEREMY HARRIS,  DISCUSSED ON PAGE F-12;
          AND
     * AGREEMENT WITH A THIRD PARTY WHO PROVIDED PERSONAL GUARANTOR LOAN COLLATERAL, DISCUSSED ON PAGE F-12.

     Response:

     In response to the first bullet point of this comment, we do not have master lines of credit with any lenders. Each vehicle we purchase is financed either by a separate note or leasing contract. Our promissory notes and leasing contracts are too numerous to translate and file as exhibits to our Form S-1; however, since they contain similar terms and conditions, we have created and attached to our amended filing Exhibit 99.2, which presents a summary of our various bank loans and leasing contracts, and Exhibit 99.4, which is a sample lease contract similar to the standard ones we use in Spain.

     In response to the second bullet point of this comment, the terms of our financing with Banker Inter and Banco Popular are included in Exhibit 99.2. We do not have any arrangements with Safa Motor or other car dealerships, as we simply purchase or lease the cars we desire and acquire them from the dealer who offers us the best deal.

     In response to the third bullet point of this comment, Jeremy Harris personally guarantees all of the company's debt obligations in Spain, which is customary for small companies obtaining financing in Spain.

     In response to the fourth  bullet point of this  comment,  we have attached
Exhibit 99.3 to our amended filing, which represents the personal guarantee of Graham James of our debt obligations.

4. WE NOTE YOUR DISCLOSURE ON PAGES F-6 AND F-7 THAT ARROW CARS S.L. EXECUTED AN AGREEMENT WITH GEP PARTNERS PLC, AND THE GEP PARTNERS AGREED TO ACT AS A FINANCIAL ADVISOR IN ASSISTING ARROW CARS S.L. TO MERGE WITH A FULLY LISTED, COMPLIANT, AND REGISTERED COMPANY LISTED ON THE OTCBB IN THE UNITED

     STATES. WE ALSO NOTE THAT YOU ISSUED 3,000,000 FOUNDERS SHARES TO THIS ENTITY. PLEASE REVISE YOUR DISCLOSURE IN THE BUSINESS SECTION TO DISCUSS ANY PAST OR CURRENT AGREEMENTS OR ARRANGEMENTS BETWEEN THE COMPANY AND GEP PARTNERS, INCLUDING A DISCUSSION OF WHY YOU DID NOT COMPLETE A REVERSE MERGER AS CONTEMPLATED BY YOUR AGREEMENT.

     Response:

     The 3,000,000 common shares were issued to Global Equity Partners Plc. in exchange for services rendered to the Company valued at $3,000. The contract contemplated a cash fee and an equity fee to help Arrow Cars SL merge with a suitable publically listed company. A reverse merger did not occur due to the fact that it was decided that it would be more beneficial to the Company to effect a reverse recapitalization with Arrow Cars International Inc. and subsequently file a Form S-1 registration statement.

5. WE NOTE THAT YOU REFERENCE TWO WEBSITES IN YOUR FILING: (1) WWW.AUTOOASISEUROPE.COM ON PAGE 3 AND (2) AUTOOASIS.COM ON PAGES F-6 AND F-21. IT APPEARS THAT THE SECOND WEBSITE IS NOT YOUR WEBSITE. PLEASE ADVISE.

     Response:

     Even though, we have no longer filed the same financial statements due to the necessity to restate them. We have corrected the name of the website to www.autooasiseurope.com

6. PLEASE UPDATE YOUR FINANCIAL STATEMENTS TO COMPLY WITH RULE 8-08 OF REGULATION S-X.

     Response:

     We have updated our financial statements in our amended filing to comply with Rule 8-08 of Regulations S-X.

7. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IN THE AMENDMENT.

     Response:

     We have included a currently dated consent from our independent registered public accounting firm in our amended filing.

CALCULATION OF REGISTRATION FEE TABLE

8. IT APPEARS THAT YOU ARE DETERMINING THE REGISTRATION FEE PURSUANT TO RULE 457(A) AS OPPOSED TO RULE 457(O). PLEASE REVISE YOUR FEE TABLE ACCORDINGLY.

     Response:

     We  have  revised  our  fee  table  to  reflect  that  we  determined   the
registration fee pursuant to Rule 457(a) in our amended filing.

SUMMARY OF OUR OFFERING, PAGE 3

9. PLEASE REVISE YOUR SUMMARY SECTION TO INCLUDE YOUR LOSSES IN THE MOST RECENT AUDITED PERIOD AND FOR THE MOST RECENT INTERIM PERIOD.

     Response:

     We have included our losses for our most recent audited period and for the nine months ended September 30, 2012, on page 5 of our amended filing.

OUR BUSINESS, PAGE 3

10. PLEASE INCLUDE A BRIEF DISCUSSION OF YOUR CURRENT BUSINESS AND OPERATIONS IN THIS SECTION.

     Response:

     We have added the following disclosure to our Summary of Our Offering section of our revised filing:

"CURRENT OPERATIONS

     We are based on the Costa del Sol, Spain and our client base spreads north and east to Madrid and Costa Blanca, Spain. We call our car rental program, "AUTOOASIS Easy Car Leasing." We currently have a fleet of 124 vehicles, 84 of which are deployed in our long term rental business and 40 of which are deployed in our rent-to-own business. We call our rent to own program, "AUTOOASIS Rent to Own." Our long term rental fleet consists primarily of vehicles from the current and immediately preceding model years. We purchase our vehicles through auto dealers and finance our vehicle acquisitions through a number of credit facilities. Once our vehicles are between one and three years old, we deploy them to our Rent to Own program where we sell them under a rent to own contract of 36 months duration (with no credit checks and the option to return the car, if necessary, without penalty if the contract purchaser's circumstances change). Our Rent to Own program offers us additional benefits:

     1. Allows us to maintain a modern fleet of rental cars, while providing us the ability to dispose of older vehicles at better prices than we would likely realize as trade-in value or from sales to third parties;
     2. Provides another income stream due to the financing, insurance and maintenance profit realized from the rent to own contracts.

     Our long term rentals range from four weeks (28 days). Our clients can renew their rental contracts for additional 28 day periods or return the cars without penalty. We rent our cars for $420 to $800 per four weeks depending on car size and available options, as well as length of the rental contract. Since 2005, the average long term rental for our cars has been seven months. Since acquiring our own fleet in July 2009, the average 28 day rental amount for our cars has been $495 and our average fleet utilization has been 92%.

     Our car rental fleet consists of cars manufactured by Seat (Leon, Ibiza, Altea and Exeo) and Skoda (Fabia). Seat and Skoda are owned by VAG (Volkswagen Audi Group) and are assembled in the country of the brand origin. Our Kangoo cars are manufactured by Renault. Our Doblo and Panda cars are manufactured by Fiat.

HOW DOES AUTOOASIS "EASY CAR LEASING" WORK?

     1)   The customer chooses their preferred vehicle
     2) The customer provides us with (a) current driving permit, (b) valid passport and (c) proof of address.
     3) A $200 security deposit is paid along with the first 28 day rental payment (payment in advance before taking the vehicle).
     4) The customer either (a) returns the vehicle at the end of the contract or (b) renews the contract for another 28 day period and so on for as long as the customer's wishes (payment taken before a new rental contract is executed).

     The customer can exchange for a larger, smaller, more economical vehicle at any time, according to their requirements (subject to availability).

     All insurance costs, maintenance costs, and a replacement vehicle (in the event of a breakdown or accident) are included in the rental price. The customer DOES NOT OWN the car at the end of the contract.

HOW AUTOOASIS " RENT TO OWN" WORKS?

     1)   The customer chooses their preferred vehicle.
     2) A 30% deposit (of the value of the car) is paid upfront; the balance is paid in 36 monthly installments - THE DEPOSIT ACTS AS A "FILTER," CONFIRMING THE CLIENT CAN (A) AFFORD THE CAR AND (B) GAIN "PRIDE OF OWNERSHIP," INSURING THE CLIENT WILL TREAT THE CAR WITH RESPECT.
     3) To be sure the vehicle is correctly insured, full insurance is provided by Arrow Cars at the customer's expense. The customer can choose to pay either annually or monthly (another income stream).
     4) To be sure the vehicle is correctly maintained, servicing and repairs are undertaken by Arrow Cars at the customer's expense. Payment is either when a service is performed or monthly in advance by signing a service schedule contract (another income stream).

     5) Upon receipt of the final payment, ownership of the vehicle is transferred to the customer. 6) Once the rent to own contract has expired, the customer can choose to return the vehicle and collect another "new car" from the AUTOOASIS fleet and begin the rent to own process again. The returned car will be restored to a saleable condition and be "resold" under a new Rent to Own contract."

RISK FACTORS, PAGE 4

11. WE NOTE YOUR DISCLOSURE THAT "RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES [YOU] FACE." ALL MATERIAL RISKS SHOULD BE DISCUSSED IN THIS SECTION. PLEASE REVISE THIS PARAGRAPH TO CLARIFY THAT YOU DISCUSSED ALL KNOWN MATERIAL RISKS.

     Response:

     We have revised the disclosure in the Risk Factors section by removing the challenged language and clarifying that we have discusses all known material risks.

12. PLEASE ADD A RISK FACTOR TO DISCUSS MR. HARRIS' POTENTIAL CONFLICT OF INTERESTS AS YOUR OFFICER AND DIRECTOR AND SIGNIFICANT SHAREHOLDER. PLEASE ALSO DISCLOSE WHAT PERCENTAGE OF YOUR STOCK HE WILL OWN IF YOU SELL THE MINIMUM AND MAXIMUM NUMBER OF SECURITIES IN THIS OFFERING.

     Response:

     In response to this comment, we have added the following new risk factor to page 11 of our amended filing:

"BECAUSE JEREMY D. HARRIS, OUR PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR, IS OUR LARGEST AND MOST SIGNIFICANT SHAREHOLDER, POTENTIAL CONFLICTS OF INTEREST MAY EXIST OR MAY OCCUR, WHICH COULD BE DETRIMENTAL TO OUR SHAREHOLDERS AND OUR COMPANY AND COULD DECREASE THE PRICE, MARKETABILITY AND VOLATILITY OF OUR SHARES.

     Jeremy D. Harris, our President, Chief Executive Office and Director, currently owns 57.6% of our common stock, he will be able to cast a majority of votes in the election of our directors, perpetuate our management and control our operations, which creates or may create a conflict of interest that could be detrimental to our shareholders and our Company and could decrease the price, marketability and volatility of our shares. If we sell the minimum 2,500,000 shares in this offering, Mr. Harris will still own 53.3% of our common stock, which will entitle him to cast a majority of votes in the election of our directors, perpetuate management and control our operations, which creates or could create a conflict of interest that could be detrimental to our shareholders and our Company, which could decrease the price, marketability and volatility of our shares. Even if we sell the maximum 12,500,000 shares in this offering, Mr. Harris will still own 40.9% of our common stock, which may still afford him substantial voting influence in the election of directors and enable him to control our operations and possibly perpetuate our management, which creates or could create a conflict of interest that could be detrimental to our shareholders and our Company, which could decrease the price, marketability and volatility of our shares."

FORWARD-LOOKING STATEMENTS, PAGE 4

13. PLEASE REMOVE THE REFERENCE TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. IT DOES NOT APPLY TO YOU BECAUSE YOU ARE CONDUCTING AN INITIAL PUBLIC OFFERING.

     Response:

     We have deleted the reference to the Private Securities Litigation Reform Act of 1995 from this section of our amended filing.

14.  PLEASE  DELETE  THE  FOLLOWING  SENTENCE  FROM THE LAST  PARAGRAPH  OF THIS
     SECTION: "[M]OREOVER, WE DO NOT ASSUME RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THOSE STATEMENTS." YOU ARE RESPONSIBLE FOR THE ACCURACY AND COMPLETENESS OF THE STATEMENTS MADE IN THE REGISTRATION STATEMENT.

     Response:

     We have removed the challenged language from this section of our amended filing.

WE ARE VULNERABLE TO THE CURRENT ECONOMIC CRISIS, PAGE 8

15. PLEASE REVISE THIS RISK FACTOR TO ADDRESS THE IMPACT OF THE CURRENT ECONOMIC CONDITIONS IN SPAIN ON YOUR BUSINESS.

     Response:

     We have revised the risk factor to address the impact of the current economic conditions in Spain on our business.

OUR INTELLECTUAL PROPERTY RIGHTS ARE VALUABLE, PAGE 9

16. WE NOTE YOUR STATEMENT THAT INTELLECTUAL PROPERTY PROTECTION MAY NOT BE AVAILABLE IN EVERY COUNTRY IN WHICH YOU SERVICES ARE MADE AVAILABLE. IT APPEARS THAT YOU ONLY OFFER SERVICES IN SPAIN AND PLAN TO EXPAND TO THE UNITED STATES. PLEASE ADVISE IN WHAT OTHER COUNTRIES INTELLECTUAL PROPERTY PROTECTION IS NOT AVAILABLE OR DELETE THIS STATEMENT.

     Response:

     We have deleted the challenged language from this risk factor in our amended filing.

OUR COMPLIANCE WITH CHANGING LAWS AND RULES, PAGE 10

17. PLEASE REVISE TO ESTIMATE THE "INCREASED GENERAL AND ADMINISTRATIVE EXPENSES" REFERENCED IN THIS RISK FACTOR.

     Response:

     We have revised this risk factor by adding our estimate of "increased general and administrative expenses" to our amended filing.

USE OF PROCEEDS, PAGE 11

18. PLEASE ALSO PROVIDE A BREAKDOWN OF THE USE OF PROCEEDS IF 50% OR 75% OF THE OFFERING IS SOLD. SIMILARLY, REVISE YOUR DILUTION SECTION TO DISCLOSE DILUTION TO CURRENT SHAREHOLDERS IF 50% OR 75% OF THE OFFERING IS SOLD.

     Response:

     We have revised our Use of Proceeds section by including a breakdown of the use of proceeds if 50% or 75% of the offering is sold in our amended filing. We have revised our dilution section to disclose dilution to current shareholders and investors in this offering if 50% or 75% of the offering is sold in our amended filing.

19.  YOU STATE THAT YOU EXPECT TO  LEVERAGE  A PORTION  OF THE NET  PROCEEDS  TO
     FINANCE VEHICLE PURCHASES. PLEASE BE MORE SPECIFIC ABOUT YOUR PLAN TO LEVERAGE THESE FUNDS.

     Response:

     We plan to use the funds raised to guarantee the financing of the subsequent fleets of vehicles that we would like to purchase. These funds are not actually spent; instead, they are used as guarantee for the financing of vehicles equal to 120% this amount.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 13

20. YOU STATE THAT YOU HAVE NO AGREEMENTS WITH UNDERWRITERS WITH RESPECT TO THIS OFFERING. HOWEVER, YOU ALSO DISCLOSE THAT "[I]N THE EVENT THE COMPANY SELLS ALL OR PART OF THE SHARES OFFERED IN THIS PROSPECTUS TO OR THROUGH AN UNDERWRITER, THE MAXIMUM COMPENSATION PAID TO ANY UNDERWRITER SHALL BE 8%." PLEASE DISCLOSE THAT IN THE EVENT YOU MAKE A MATERIAL CHANGE TO THE PLAN OF DISTRIBUTION, SUCH AS OFFERING THE SHARES THROUGH AN UNDERWRITER, YOU WILL FILE A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

     Response:

     We have revised our disclosure in the Plan of Distribution section by adding the following language to our amended filing on page 18:

     "In the event we make a material change to our plan of distribution, such as offering our shares through an underwriter and/or increasing the maximum compensation payable to such an underwriter, we will file a post-effective amendment to our registration statement to reflect such material change."

STATE SECURITIES - BLUE SKY LAW, PAGE 15

21. IN THE LAST PARAGRAPH ON PAGE 15 YOU REFERENCE "SELLING SHAREHOLDERS UNDER THIS PROSPECTUS." BECAUSE THIS IS NOT A SECONDARY OFFERING BY SELLING SHAREHOLDERS, PLEASE DELETE THIS STATEMENT.

     Response:

     We  have  deleted  the  reference  to  "selling   shareholders  under  this
prospectus" in this section of our prospectus of our amended filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 16

22. PLEASE DELETE ALL REFERENCES TO DEVELOPMENT STAGE ACTIVITIES AS IT APPEARS YOU ARE NOT A DEVELOPMENT STAGE COMPANY.

     Response:

     We have deleted all references to development stage activities from this section of our amended filing.

23.  PLEASE REVISE YOUR DISCUSSION OF OPERATING RESULTS, FOR EACH OF THE PERIODS
     PRESENTED,   TO  INCLUDE  A  ROBUST   DISCUSSION  OF  THE  QUALITATIVE  AND
     QUANTITATIVE FACTORS IMPACTING BOTH REVENUE AND EXPENSES.

     Response:

     See our revised M D&A.

24. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE A MORE DETAILED DISCUSSION OF THE NATURE OF THE COSTS INCLUDED IN EACH MATERIAL EXPENSE LINE ITEM. FOR EXAMPLE, PLEASE EXPAND YOUR DISCLOSURE TO IDENTIFY THE COSTS YOU INCLUDE IN GENERAL AND ADMINISTRATIVE EXPENSES.

     Response:

     See our revised M D &A.

25. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE A ROBUST DISCUSSION OF THE SIGNIFICANT FACTORS THAT IMPACT YOUR DETERMINATION OF DEPRECIATION EXPENSE. GENERALLY, FOR LONG-LIVED REVENUE PRODUCING ASSETS, DEPRECIATION IS BASED UPON THE ESTIMATED USEFUL LIFE OF THE ASSET AS WELL AS ITS SALVAGE VALUE (I.E., THE AMOUNT ONE EXPECTS TO RECEIVE UPON SELLING THE ASSET AT THE END

     OF ITS USEFUL LIFE). IF THESE ESTIMATES WERE PRECISE OR CONTINUALLY REVISED BASED ON NEW INFORMATION AVAILABLE, THERE WOULD BE NO GAIN OR LOSS ON THE ULTIMATE DISPOSITION OF THE ASSET.

     Response:

     While our cars are in the AutoOasis Easy Car Leasing program (for wither 24 or 36 months), we apply 16% depreciation per annum on a monthly pro rata basis. Once the 24 or 36 month lease ends, the cars enter into the AutoOasis Rent to Own program. The cars are "effectively" sold to specific clients, so there is no more depreciation applied to the assets (cars). The price at which a car is sold minus the net cost of the car (initial purchase price less accumulated depreciation over the 24 or 36 month lease term) determines if there is loss or a gain on the ultimate disposition of the asset.

LIQUIDITY AND CAPITAL RESERVES, PAGE 17

26. WE NOTE THAT YOUR LIABILITIES INCLUDE LEASING CONTRACTS, SECURED LOANS AND LETTERS OF CREDIT. PLEASE DISCLOSE THE MATERIAL TERMS OF THESE ARRANGEMENTS IN THIS SECTION.

     Response:

     All terms of these liabilities are disclosed in this section on page F-12 and F-13 of our amended filing.

MILESTONES ACHIEVABLE AT MINIMUM AND MAXIMUM FUNDING LEVELS, PAGE 17

27. PLEASE REVISE THIS SECTION TO INCLUDE COST ESTIMATES FOR EACH SEPARATE STEP IN THE PLAN OF OPERATIONS DESCRIBED HERE.

     Response:

     We have revised this section to include cost estimates for each separate step in the plan of operations described in our Milestones achievable.

INTRODUCE AND DEVELOP A NEW FLEET MANAGEMENT SYSTEM, PAGE 17

28.  PLEASE REVISE TO DESCRIBE BRIEFLY THE FLEET MANAGEMENT SYSTEM.

     Response:

     We have revised this section and input a brief description of the fleet management system.

ASSIGN A MINIMUM OF TWO WORLDWIDE HOLIDAY CAR RENTAL BROKERS, PAGE 18

29. PLEASE REVISE THIS SECTION TO DELETE THE STATEMENT THAT YOUR MODEL IS "EXTREMELY COMPETITIVE" OR PROVIDE SUPPORT FOR THIS ASSERTION.

     Response:

     This statement has been deleted.

APPROACH SMALL TO MEDIUM SIZED BUSINESSES IN SPAIN, PAGE 18

30. PLEASE EXPLAIN YOUR REFERENCE TO AUTOOASIS THE FIRST TIME YOU USE THE TERM IN THE PROSPECTUS. IN ADDITION, REVISE THIS PARAGRAPH TO STATE THAT THERE IS NO GUARANTEE THAT ANY COMPANY WILL TRANSFER ITS EXISTING FLEET TO YOU. SIMILARLY, REVISE YOUR DISCLOSURE IN THE FOLLOWING PARAGRAPH TO STATE THERE IS NO GUARANTEE THAT YOU WILL INCREASE YOUR CLIENT BASE "BY A MINIMUM OF 200%."

     Response:

     In response to this comment, we have explained AutoOasis the first time it is used in the Summary of Our Offering section of our amended filing. We have also revised our disclosure on page 22 of our amended filing to state that there is no guarantee that any company will transfer its existing fleet to us. We have also revised our disclosure on page 23 of our amended filing to state that there is not guarantee that we will increase our client based "by a minimum of 200%."

CONTINUE TO DEVELOP RELATIONSHIPS WITH VEHICLE SUPPLIERS IN THE USA, PAGE 18

31. PLEASE REVISE THIS SECTION TO CLARIFY WHETHER YOU HAVE ANY USA OPERATIONS AT THIS TIME. IN THIS REGARD, WE NOTE YOUR REFERENCE TO THE "USA EXPANSION." PLEASE ALSO BE MORE SPECIFIC REGARDING THE NATURE OF YOUR INITIAL DISCUSSIONS WITH FORD AND TOYOTA.

     Response:

     We do not have any operations in the USA at this time. During May 2012, we traveled to Orlando, Florida to meet with the Ford Fleet National Account Manager and Ford Rental Sales Manager and Toyota's Regional Fleet Manager for Southeast Toyota Distributors and begun initial discussions regarding our planned expansion into Florida. Communication has been maintained via telephone and email since and we are pending another trip to the US to follow up on our discussions.

PREPARE FOR COMMENCEMENT OF OPERATIONS IN THE USA, PAGE 19

32.  PLEASE REVISE TO DISCLOSE WHERE IN FLORIDA YOU PLAN TO COMMENCE OPERATIONS.

     Response:

     We have revised this section on page 23 of our amended filing to disclose that our initial U.S. operations will be based in Melbourne, Florida.

IF WE ACHIEVE MAXIMUM FUNDING ($5,000,000), PAGE 19

33. PLEASE REVISE THIS SECTION TO HIGHLIGHT SPECIFIC STEPS AND ACTIVITIES YOU INTEND TO IMPLEMENT IF YOU SELL THE MAXIMUM NUMBER OF SHARES IN THIS OFFERING THAT YOU DO NOT INTEND TO IMPLEMENT IF ONLY A MINIMUM NUMBER OF SHARES IS SOLD. IN THIS REGARD, WE NOTE THAT YOUR PLANS OF OPERATIONS FOR BOTH SCENARIOS APPEAR TO BE SIMILAR.

     Response:

     The specific steps have been highlighted in the milestones section of our MD&A in our amended filing.

     Specifically, our business will develop at a faster rate if we achieve maximum funding of $5,000,000. We will acquire more vehicles, and be able expand further into Spain and also into the USA earlier. We will also move our Spanish operations to much larger and more appropriate premises (for the larger fleet requirements if the maximum amount is raised).

EXPAND OUR OPERATION IN GIBRALTAR, PAGE 20

34. PLEASE REVISE TO DESCRIBE YOUR CURRENT OPERATIONS IN GIBRALTAR. PLEASE ALSO DISCUSS HOW YOU INTEND TO INCREASE YOUR CLIENT BASE.

     Response:

     In response to this comment, we have revised our disclosure under this section on pages 23 and 27 of our amended filing to read as follows:

     "Gibraltar is already a large market for our company. The tax free haven of Gibraltar (on the south western tip of Spain) is home for many off shore gaming companies, employing foreigners on a temporary basis. We have provided in excess of 30 vehicles for clients working for such companies as William Hill, Stan James, Gala Coral, Victor Chandler and offshore banks such as Barclays Bank, all based on Gibrlatar and employing several thousand temporarily contracted workers. We intend to increase our client base in Gibrlatar by a minimum of 300% by:

     * Employing the services of an independent sales company to sell our services directly to potential clients on Gibraltar; and
     * By collaborating with companies doing business on Gibraltar directly to introduce our services as part of a "welcome package" to new arrivals to ensure their arrival in a new country is a more relaxed experience.

However, there is no guarantee that we will be able to increase our Gibraltar client base by 300%."

BEGIN RECRUITMENT OF AGENTS FOR THE RENT TO OWN BUSINESS EXPANSION, PAGE 21

35. PLEASE REVISE TO DESCRIBE IN MORE DETAIL YOUR RENT TO OWN AND EASY CAR LEASING PROGRAMS THE FIRST TIME YOU REFERENCE THEM IN THE PROSPECTUS.

     Response:

     In response to this comment, we have explained AutoOasis the first time it is used in the Summary of Our Offering section of our amended filing

PREPARE TO COMMENCE OPERATIONS ON THE COSTA BLANCA (EASTERN SPAIN), PAGE 21

36. WE NOTE THAT YOU PLAN TO PROVIDE VEHICLES REMOTELY BY YOUR LARGE COSTA DEL SOL HUB. PLEASE REVISE TO CLARIFY WHERE YOUR CLIENTS WILL PICK UP AND RETURN VEHICLES.

     Response:

     We have revised our disclosure under this section of our amended filing on page 28 to state that our clients will pick up and return vehicles at Alicante.

BUSINESS, PAGE 22

CURRENT OPERATIONS, PAGE 23

37. PLEASE REVISE TO SPECIFY THE TIME PERIOD OR TIME PERIODS DURING WHICH YOUR AVERAGE LONG TERM RENTAL HAS BEEN SEVEN MONTHS, YOUR AVERAGE 28 DAY RENTAL AMOUNT HAS BEEN $495, AND YOUR AVERAGE FLEET UTILIZATION RATE HAS BEEN 92%.

     Response:

     We have revised the disclosure on page 32 of our amended filing to state that we have experienced an average of 7 months for long term rental since 2005 and that the 92% fleet utilization has been since we acquired our own fleet in July 2009 at an average rental of $495.

FUTURE OPERATIONS, PAGE 24

38. PLEASE REVISE YOUR STATEMENT THAT YOU PLAN TO EXPAND YOUR BUSINESS "TO OTHER COUNTRIES, INCLUDING THE UNITED STATES," BECAUSE IT APPEARS THAT YOU PLAN TO EXPAND ONLY TO THE UNITED STATES.

     Response:

     We have revised our disclosure by limiting our expansion to the United States and not to other countries.

39. PLEASE PROVIDE SUPPORT FOR YOUR DISCLOSURE ABOUT FLORIDA'S DEMOGRAPHICS AND ECONOMIC CONDITIONS THAT APPEAR IN THIS SECTION.

     Response:

     Florida has remarkably similar demographics to Costa del Sol as there are several thousand British and other international citizens living in Florida on a semi-permanent basis - references:

     http://www.telegraph.co.uk/property/9145339/Time-to-buy-property-in-
America.html

     http://www.guardian.co.uk/business/2010/mar/08/florida-property-slump-
british-expats

     Many people in Florida suffer from low credit scores due to substantial decline in the value of Florida real estate and general economic conditions, - reference:

     http://247wallst.com/2012/02/09/the-states-with-the-most-homes-in-
foreclosure/2/

MARKETING STRATEGY, PAGE 24

40. YOUR MARKETING STRATEGIES FOR SPAIN AND FLORIDA APPEAR TO BE IDENTICAL. PLEASE REVISE TO DISCLOSE WHETHER YOU PLAN TO TAILOR YOUR MARKETING
     ACTIVITIES IN FLORIDA, AND IF NOT, DISCLOSE WHY YOU BELIEVE THE SAME MARKETING STRATEGY WILL BE EFFECTIVE IN FLORIDA.

     Response:

     Our marketing strategies are identical for both regions for the following reasons; Southern Spain and Florida share remarkably similar climates, leisure facilities (theme parks, restaurants, vast coastal areas) and demographics (a large, older and often foreign population). Many people purchasing property in either region are living there for extended periods, yet not full time (snow birds in Florida and the Prawns or lobsters in Spain). Both regions have benefited from strong economic growth during the late 90's and early 21st century and both have recently suffered heavily due to the current economic crisis.

     As our business develops in each region, our marketing strategy will be tailored individually, if necessary

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS, PAGE 26

41. WE NOTE THAT YOU DESCRIBE YOUR "POTENTIAL" WIDE BASE OF CUSTOMERS IN THIS SECTION. PLEASE NAME EACH EXISTING CUSTOMER, IF ANY, ON WHOM YOU HAVE BEEN DEPENDENT IN RECENT PRIOR PERIODS.

     Response:

     We have revised this disclosure in our amended filing to indicate that we have not relied heavily on one or a few customers as none of our customers has provided 10% or more of our revenue during any of our prior fiscal years.

DESCRIPTION OF PROPERTY, PAGE 27

42. WE NOTE YOUR DISCLOSURE HERE THAT YOUR CURRENT PREMISES HAVE ADEQUATE ROOM FOR YOUR PLANNED EXPANSION. ON PAGE 19, HOWEVER, YOU STATE THAT YOU "HAVE IDENTIFIED AND BEGUN NEGOTIATIONS TO MOVE YOUR OPERATIONS TO A MUCH LARGER AND SUPERIOR PREMISES." IN THIS REGARD, WE ALSO NOTE YOUR DISCLOSURE ON PAGE F-15 THAT DURING 2012 ARROW CARS S.L. TERMINATED ITS LEASE OF OFFICES AND WAREHOUSE AND MOVED ITS FACILITIES. PLEASE REVISE FOR CONSISTENCY.

     Response:

     During 2012, we terminated our lease of offices and warehouses and moved to our current premises. These current premises are more suited to our "Rent to Own" business model (developed during 2012) and are adequate for our projected expansion if we achieve our minimum amount of $1,000,000 and up to $2,000,000.

     If we achieve more than $2,000,000 and up to our maximum of $5,000,000, we have identified another premises suited to a much faster expansion. Initial negotiations have begun in anticipation.

MANAGEMENT, PAGE 28

43. PLEASE DISCUSS THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS OF YOUR DIRECTORS THAT LED TO THE CONCLUSION THAT EACH PERSON SHOULD SERVE AS YOUR DIRECTOR. REFER TO ITEM 401(E)(1) OF REGULATION S-K.

     Response:

     We have expanded our disclosure about director qualifications in our amended filing.

CONSULTANT, PAGE 29

44.  PLEASE  DISCLOSE  HOW  YOU  COMPENSATE  MR.  HILL  FOR  HIS  SERVICES  AS A
     CONSULTANT.

     RESPONSE:

     We have revised Mr. Hill's biographical summary to indicate that he does not get compensated for the consulting services he provides to us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 33

45. WE NOTE THE DISCLOSURE ON PAGE F-12 REGARDING A NUMBER OF TRANSACTIONS WITH RELATED PARTIES. PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 404(D) OF REGULATION S-K FOR EACH OF THESE TRANSACTIONS.

     Response:

     We have added additional disclosure of transactions with related parties to our amended filing.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 33

46. PLEASE REVISE TO PROVIDE THE FOLLOWING CORRECT ADDRESS OF THE SECURITIES AND EXCHANGE COMMISSION: 100 F STREET NE, WASHINGTON, D.C. 20549.

     Response:

     The SEC address has been corrected in our amended filing.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS, PAGE F-3

47. IT APPEARS THAT YOU RECOGNIZE REVENUE FROM THE SALE OF VEHICLES IN YOUR LEASE FLEET. IN THIS REGARD, WE BELIEVE THAT GAINS OR LOSSES RESULTING FROM THE SALE OF PRODUCTIVE ASSETS THAT HAVE BEEN LEASED FOR AN EXTENDED PERIOD OF TIME SHOULD BE EXCLUDED FROM REVENUE. IT WOULD BE INAPPROPRIATE TO RECOGNIZE TWO DIFFERENT REVENUE STREAMS (I.E., LEASING OF ASSET AND SALE OF ASSET) FROM THE SAME ASSET. PLEASE REVISE.

     Response:

     We agree that it was inappropriate to recognize two different revenue streams from the same asset hence we have moved the net gain or loss under "Auto Sales - Net" to the "Other Income (Expense)" Section below the total operating expenses line.

NOTE 3 - VEHICLES AND PROPERTY AND EQUIPMENT, PAGE F-11

48. YOU STATE THAT DEPRECIATION RATES ARE ADJUSTED ON CERTAIN VEHICLES TO REFLECT CHANGES IN THE ESTIMATED RESIDUAL VALUES TO BE REALIZED WHEN
     REVENUE EARNING EQUIPMENT IS SOLD. HOWEVER, ON PAGE F-7, YOU STATE THAT YOUR DEPRECIATION FOR VEHICLES ASSUMES NO SALVAGE VALUE. PLEASE REVISE YOUR DISCLOSURES TO CLEARLY AND CONSISTENTLY DESCRIBE YOUR DEPRECIATION POLICY.

     Response:

     As we have revised the 2010 & 2011 financial statements and footnotes to also reflect the September 30, 2012 interim accounts and footnote. See Note 4 regarding depreciation, which assumes the following:

"Leased vehicles are carried at cost, net of accumulated depreciation. Depreciation for vehicles is generally provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the leased vehicles, and assumes no salvage value. The consumption of leased vehicles occurs during periods of rental and directly coincides with the receipt of rental revenue over the lease purchase agreement period. Under the income forecasting method, leased vehicles are depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method".

NOTE 7 - SUBSEQUENT EVENTS, PAGE F-15

49. WITH RESPECT TO THE APRIL 2012 TRANSACTIONS, YOU STATE THAT ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN RETROACTIVELY RESTATED TO THE EARLIEST PERIODS PRESENTED TO REFLECT THE TRANSACTION. HOWEVER, THE SHARE AMOUNTS IN NOTE 5 AND THE STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), AS WELL AS THE SHARE AND PER SHARE AMOUNTS REFLECTED IN THE STATEMENTS OF OPERATIONS, HAVE NOT BEEN RESTATED, FURTHERMORE, THE FINANCIAL STATEMENTS OF ARROW CARS S.L.
     (ACSL) SHOULD BE PRESENTED IN THE CONTEXT OF BEING THE PREDECESSOR OF ARROW CARS INTERNATIONAL (ACI). PLEASE REVISE ACCORDINGLY.

     Response:

     As we had erroneously considered that the April 2012 transaction was a business combination, we did not retroactively restate the share and per share amounts to the earliest periods present to reflect the transaction. Now that we have restated the financial statements for 2010 & 2011 accounting for the April 2012 transaction as a Reverse Recapitalization, the Shareholder' Equity (Deficit) and the Statement of Operations now reflects the share and per share amounts as retroactively restated to the earliest periods present to reflect the transaction.

     As we have had to revise the 2010 & 2011 financial statements and footnotes; we decided also to include in the same document the September 30, 2012 interim accounts and footnotes.

     In an effort to make the financial statements flow coherently from 2010 to September 30, 2012, we have presented the financial statements in the following way:

     1) The balance sheets and cash-flow statements are now presented in four columns, ACSL at December 31, 2010, December 31, 2011 and at March 8, 2012 as the predecessor and ACI at September 30, 2012 as the Successor.
     2) The income statements are now presented in five columns, ACSL December 31, 2010 & 2011 as the predecessor and the ACSL interim period from January 1, 2012 to March 8, 2012 also as Predecessor and finally ACI from 2012 to September 30, 2012 as the Successor.
     3) The Shareholders' Equity (Deficit) now reflects the retroactive restatement of the equity section from 2010 onwards.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-18

50. FINANCIAL INFORMATION OF A PREDECESSOR IS REQUIRED FOR ALL PERIODS WITH NO GAP IN THE PERIODS PRESENTED. IN THIS REGARD, PLEASE REVISE YOUR INTERIM FINANCIAL STATEMENTS TO INCLUDE THE PERIOD FROM JANUARY 1, 2012 THROUGH MARCH 8, 2012.

     Response:

     As we had erroneously considered that the April 2012 transaction was a business combination, we have had to revise the December 31, 2010 and December 31, 2011 financial statements and footnotes to include the specific accounting and disclosure that pertained to the April 1, 2012 Reverse Recapitalization; we decided also include in the same document the January 1, 2012 to September 30, 2012 interim accounts and footnotes. The balance sheets are now presented in four columns, ACSL at December 31, 2010, December 31, 2011 and March 8, 2012 as the predecessor and ACI at September 30, 2012 as the Successor.

NOTE 5 - BUSINESS COMBINATION, PAGE F-28

51. THE APRIL 2012 MERGER BETWEEN ACSL AND ACI SHOULD BE ACCOUNTED FOR AT HISTORICAL COST. IN THIS REGARD, A PUBLIC SHELL REVERSE ACQUISITION IS A
     CAPITAL TRANSACTION IN SUBSTANCE, RATHER THAN A BUSINESS COMBINATION. IN PARTICULAR, THIS TRANSACTION IS A REVERSE RECAPITALIZATION, WHICH SHOULD RESULT IN NO GOODWILL OR OTHER INTANGIBLE ASSETS BEING RECORDED.

     Response:

     This has been corrected and the transaction has been accounted for as a "Reverse Recapitalization," whereby no goodwill or any other intangible asset has been accounted for.

NOTE 6 - COMMON STOCK, PAGE F-29

52. YOU INDICATE THAT YOU ISSUED 3,000,000 COMMON SHARES FOR SERVICES RENDERED. IN THIS REGARD, PLEASE TELL US WHY SUCH ISSUANCE DID NOT RESULT IN AN EXPENSE, BUT INSTEAD WAS ACCOUNTED FOR AS CONSIDERATION IN A BUSINESS COMBINATION. AS NOTED IN OUR PREVIOUS COMMENT, THE APRIL 2012 TRANSACTION SHOULD NOT RESULT IN THE RECORDING OF GOODWILL OR OTHER INTANGIBLE ASSETS.

     Response:

     The issuance of the 3,000,000 common shares has now been accounted for as an expense, $3,000 or $0.001 per share.

Part II

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

53. FOR EACH TRANSACTION LISTED, PLEASE STATE THE EXEMPTION YOU RELIED ON. REFER TO ITEM 701 OF REGULATION S-K.

     Response:

     We have made minor revisions to this section of our amended filing, which we believe meets the requirements of Item 701 of Regulation S-K.

EXHIBITS, PAGE II-4

54. IT APPEARS THAT COUNSEL'S CONSENT IS INCLUDED IN EXHIBIT 5.1. PLEASE REVISE THE EXHIBIT INDEX TO INCLUDE COUNSEL'S CONSENT.

     Response:

     We have revised the exhibit index in our amended filing to include "Exhibit
23.2 Consent of Law Offices of David E. Wise, P.C. (included in Exhibit 5.1)."

EXHIBITS 10.1, 10.2 AND 10.3

55. WE NOTE EXHIBITS 10.1, 10.2 AND 10.3 ARE NOT EXECUTED AGREEMENTS. PLEASE FILE COPIES OF EXECUTED AGREEMENTS OR CONFIRM THAT THE VERSIONS YOU HAVE FILED ARE COMPLETE.

     Response:

     We confirm that the versions of Exhibits 10.1, 10.2 and 10.3 that we filed with the original Form S-1 are complete and were executed by the parties thereto.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

     Law Offices of David E. Wise, P.C.
     Attorney at Law
     The Colonnade
     9901 IH-10 West, Suite 800
     San Antonio, Texas 78230
     Telephone: (210) 558-2858
     Facsimile: (210) 579-1775
     Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   --------------------------------------
    Jeremy Harris
    President and Chief Executive Officer